Exhibit 22

List of Guarantor Subsidiaries

The 11.75% Senior Secured Notes due 2027 issued by DISH Network Corporation (incorporated in Nevada) are jointly and severally guaranteed on a full and unconditional basis by the following 100% owned subsidiaries of DISH Network Corporation as of December 31, 2022:

Entity	Jurisdiction of Incorporation or Organization
ParkerB.com Wireless L.L.C. (1)	Colorado
DISH Wireless Holding L.L.C.	Colorado
DISH Orbital Corporation	Colorado
DBSD North America, Inc. (1)	Delaware
Blockbuster Holding L.L.C.	Colorado
dishNET Holding L.L.C.	Colorado
DISH Wireless L.L.C. (2)	Colorado
DISH Wireless Leasing L.L.C. (1)	Colorado
DISH Satellite Services Corporation	Delaware

(1)	This is a wholly-owned subsidiary of DISH Wireless Holding L.L.C.